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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TEPPCO Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
8723 84-10-2
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana, Suite 1000
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	8723 84-10-2	Page	2	of	23

1	NAMES OF REPORTING PERSONS: Dan L. Duncan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,275

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,591,275

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,275

WITH	10	SHARED DISPOSITIVE POWER:

		16,591,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,691,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	8723 84-10-2	Page	3	of	23

1	NAMES OF REPORTING PERSONS: Dan Duncan LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,604,564

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,604,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,604,564

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	4	of	23

1	NAMES OF REPORTING PERSONS: DFI Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	5	of	23

1	NAMES OF REPORTING PERSONS: DFI GP Holdings L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	8723 84-10-2	Page	6	of	23

1	NAMES OF REPORTING PERSONS: Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,986,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8723 84-10-2	Page	7	of	23

1	NAMES OF REPORTING PERSONS: EPCO Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,986,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8723 84-10-2	Page	8	of	23

1	NAMES OF REPORTING PERSONS: EPCO, Inc. (formerly Enterprise Products Company)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,986,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8723 84-10-2	Page	9	of	23

1	NAMES OF REPORTING PERSONS: EPE Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13 4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,400,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	10	of	23

1	NAMES OF REPORTING PERSONS: Enterprise GP Holdings L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20 2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,400,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1.	Security and Issuer
     This Amendment No. 1 on Schedule 13D relates to the Limited Partner Units (the “Units”) representing limited partner interests in TEPPCO Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana, 18th Floor, Houston, Texas 77002.

Item 2.	Identity and Background
     Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:
     This Amendment No. 1 on Schedule 13D is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc., a Texas corporation (“EPCO”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”) and Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”). Dan Duncan, DD LLC, DFI Holdings, DFI GP Holdings, DFI, EPCO Holdings, EPCO, EPE GP and EPE are collectively referred to herein as the “Reporting Persons.”
     Dan Duncan’s business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE GP and the sole general partner of EPE.
     DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in DFI Holdings and a 4% limited partner interest in DFI GP Holdings. DD LLC also owns 100% of the membership interests of EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in the Issuer, equity interests in EPE and Enterprise Products Partners L.P. and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI GP Holdings previously owned 100% of the membership interests in Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”). DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and TEPPCO GP in its capacity as general partner of TEPPCO Partners, L.P. In addition, EPCO provides employees and management and administrative services to certain other entities, including EPE and its general partner, Enterprise Products Partners L.P. and its general partner and Duncan Energy Partners L.P. and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO Holdings’ equity interests in the Issuer, in Enterprise Products Partners L.P. and in Enterprise GP Holdings L.P. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.
     EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE owns 100% of the equity interests in TEPPCO GP. EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in Enterprise Products GP, LLC and 13,454,498 Common Units of Enterprise Products Partners L.P., (ii) a 100% membership interest in Texas Eastern Products Pipeline Company, LLC, the

general partner of TEPPCO Partners, L.P., and 4,400,000 common units of TEPPCO Partners, L.P., and (iii) the 34.9% membership interest in the LE GP, LLC, the general partner of Energy Transfer Equity L.P. and 38,976,090 common units of Energy Transfer Equity, L.P. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings, DFI and EPE GP, the managers and executive officers of DD LLC, and the member-manager of DFI Holdings. There are no directors, managers or executive officers for DFI GP Holdings.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Amendment No. 1 on Schedule 13D in response to this Item, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     Item 3 of the Original Schedule 13D is hereby amended to add the following after paragraph 4 of Item 3:
     In March 2004, the Duncan Family 2000 Trust (the “2000 Trust”) purchased 33,375 Units on the open market at an average price of $40.76 per Unit. In April 2004, Mr. Duncan purchased 19,900 Units on the open market at an average price of $37.78 per Unit. The source of the funds used to purchase these Units was borrowings under the 2000 Trust’s margin brokerage account.
     In August 2005, Dan Duncan purchased 47,000 Units on the open market at an average price of $41.96 per Unit. The source of the funds used to purchase these Units was borrowings under a margin brokerage account.
     On May 7, 2007, EPE entered into a Securities Purchase Agreement (the “TEPPCO Purchase Agreement”) by and among EPE, DFI and DFI GP Holdings pursuant to which (i) DFI contributed to EPE 4,400,000 common units representing limited partner interests of the Issuer and (ii) DFI GP Holdings contributed to EPE 100% of the membership interests of TEPPCO GP. DFI And DFI GP Holdings are affiliates of EPE’s general partner and indirect subsidiaries of EPCO, EPE’s indirect parent. EPCO is controlled by Dan L. Duncan, EPE’s Chairman. As consideration for these contributions, EPE issued 14,173,304 Class B Units (“Class B Units”) and 16,000,000 Class C Units (the “Class C Units”) of Enterprise GP Holdings L.P. The Class B Units and Class C Units were issued in accordance with an Amendment No. 1 to EPE’s First Amended and Restated Agreement of Limited Partnership.

Item 4.	Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended to add the following after paragraph 1 of Item 4:
     The purpose of the Reporting Persons’ acquisition of the Units of the Issuer and the membership interests in TEPPCO GP on May 7, 2007 was to hold such Units for investment purposes.

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:
     After giving effect to the transactions and distributions on December 8, 2006 and May 7, 2007 described above:
     (a) Dan Duncan is the sole member of DD LLC. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 704,564 Units held directly and the 6,900,000 beneficially owned indirectly by DD LLC.
     DD LLC holds directly 704,564 Units, representing less than 1% of the outstanding Units of the Issuer. DD LLC is the sole member of DFI Holdings, which is the 1% general partner of DFI GP Holdings, and owns a 4% limited partner interest in DFI GP Holdings. DD LLC is also the sole member of EPE GP and as such has an indirect beneficial ownership in the 4,400,000 Units owned directly by EPE. Therefore, DD LLC has shared voting and dispositive power over 6,900,000 Units, including all of the 2,500,000 Units owned directly by DFI GP Holdings and the 4,400,000 Units owned directly by EPE.

     DFI Holdings holds no Units directly, but it is the 1% general partner of DFI GP Holdings, and as such has voting and dispositive power over the 2,500,000 Units owned directly by DFI GP Holdings.
     DFI GP Holdings holds directly 2,500,000 Units, representing approximately 2.8% of the outstanding Units of the Issuer.
     EPE GP holds no Units directly but is the 0.01% general partner of EPE and as such has an indirect beneficial ownership in the 4,400,000 Units owned directly by EPE.
     EPE holds directly 4,400,000 Units, representing approximately 4.9% of the outstanding Units of the Issuer.
     DFI holds directly 8,986,711 Units, representing approximately 10.0% of the outstanding Units of the Issuer. DFI is a wholly owned subsidiary of EPCO Holdings, and EPCO Holdings is a wholly owned subsidiary of EPCO. Therefore, EPCO and EPCO Holdings each have an indirect beneficial ownership interest in the 8,986,711 Units held by DFI. Dan Duncan owns approximately 50.4% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 8,986,711 Units beneficially owned by EPCO, representing approximately 10.0% of the outstanding Units of the Issuer. The remaining shares of EPCO’s capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.
     Dan Duncan is the record owner of 47,000 Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 47,000 Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Units held by the 2000 Trust, which owns 53,275 Units. Therefore, Dan Duncan is also the beneficial owner of the 53,275 Units held by the 2000 Trust.
     (b) As set forth herein, Dan Duncan has shared voting and dispositive power over the 8,986,711 Units beneficially owned by EPCO and the 7,604,564 Units beneficially owned by DD LLC.
     As set forth herein, DD LLC has shared voting and dispositive power over the 2,500,000 Units beneficially owned by DFI Holdings, including the 2,500,000 Units beneficially owned by DFI GP Holdings. DD LLC also has shared voting and dispositive power over the 4,400,000 Units beneficially owned by EPE.
     As set forth herein, EPCO has shared voting and dispositive power over the 8,986,711 Units beneficially owned by DFI.
     As set forth herein, EPCO Holdings has shared voting and dispositive power over the 8,986,711 Units beneficially owned by DFI.
     As set forth herein, Dan Duncan has sole voting and dispositive power over the 47,000 Units that he owns and the 53,275 Units owned by the 2000 Trust.
     (c) Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Original Schedule 13D is hereby amended to read in its entirety as follows:
     EPCO Holdings entered into an amended and restated credit agreement, dated as of May 1, 2007 (the “EPCO Holdings Facility”), a copy of which is filed as Exhibit 99.2 hereto. The 8,986,711 Units beneficially owned by EPCO are pledged to the lenders under the EPCO Holdings Facility as security. The EPCO Holdings Facility contains customary and other events of default.
     To the best of each Reporting Person’s knowledge, except as otherwise described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

99.1	Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of December 8, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 8, 2006).

99.2	Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners.

99.3	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Duncan Family Interests, Inc. and DFI GP Holdings, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.4	Second Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among Enterprise GP Holdings L.P., as Borrower, the Lenders named therein, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank, and The Bank of Nova Scotia, Sun Trust Bank and Mizuho Corporate Bank, Ltd., as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc., as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.5	Pledge and Security Agreement (TEPPCO) between Enterprise GP Holdings L.P., as Pledgor and Citicorp North America, Inc., in its capacity as Administrative Agent, as Secured Party, dated as of May 1, 2007.

99.6	Joint Filing Agreement, dated May 17, 2007.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007	/s/ Dan L. Duncan
Dan L. Duncan

Dated: May 17, 2007	DAN DUNCAN LLC
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	DFI HOLDINGS, LLC
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	DFI GP HOLDINGS, L.P.
	By:	DFI HOLDINGS, LLC, its general partner

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Michael G. Morgan
Michael G. Morgan
President

Dated: May 17, 2007	EPCO, INC.
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	EPCO HOLDINGS, INC.
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	EPE HOLDINGS, LLC
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	ENTERPRISE GP HOLDINGS L.P.
	By:	EPE HOLDINGS, LLC

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director; Chairman and Director of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director; President and Chief Executive Officer of EPCO Holdings and Executive Vice President and Manager of DD LLC

Richard H. Bachmann
Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel
Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Financial Officer of EPCO Holdings, Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

Dannine Duncan Avara	Vice President of Investment Division and Director

Gregory W. Watkins	Vice President, Corporate Risk

Scott D. Duncan	Vice President of Investment Division

W. Randall Fowler
Senior Vice President, Chief Financial Officer and Treasurer;

Senior Vice President and Treasurer of EPCO Holdings and Enterprise Products GP, LLC and Senior Vice President and Chief Financial Officer of EPE Holdings, LLC

Milane Duncan Frantz	Vice President of Investment Division and Director

Name	Position with EPCO; Other Present Principal Occupation
Michael J. Knesek
Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC

Jesse J. Radvansky	Vice President; Executive Vice President of Transportation Division

Robert M. Stark	Vice President; President of Transportation Division

Thomas M. Zulim	Senior Vice President; Senior Vice President of Enterprise Products GP, LLC

Stephanie Hildebrandt	Assistant Secretary; Vice President and Assistant Secretary of Enterprise Products GP, LLC and Assistant Secretary of EPE Holdings, LLC

William Soula	Assistant Secretary; Assistant Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director; Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director; Executive Vice President and Manager of DD LLC

Richard H. Bachmann
Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel
Executive Vice President and Chief Financial Officer;

Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

W. Randall Fowler	Senior Vice President and Treasurer; Senior Vice President, Chief Financial Officer and Treasurer of EPCO and EPE Holdings, LLC and Senior Vice President and Treasurer of Enterprise Products GP, LLC

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer; Senior Vice President, Controller and Principal Accounting Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director; President of CSC Entity Services, LLC

Michael G. Morgan	President and Director; Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary; Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director; Vice President — Client Services of CSC Services, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Executive Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each director and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Randa Duncan Williams	Director

O. S. Andras	Director

Thurmon Andress	Director

Charles E. McMahen	Director

W. Matt Ralls	Director

Edwin E. Smith	Director

Michael A. Creel	Director; President and Chief Executive Officer

Richard H. Bachmann	Director; Executive Vice President, Chief Legal Officer and Secretary

W. Randall Fowler	Director; Senior Vice President, Chief Financial Officer and Treasurer

Michael J. Knesek	Senior Vice President, Principal Accounting Officer and Controller

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and Manager; Chairman and Director of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary and Manager; Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager; President and Chief Executive Officer and Director of EPCO

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS LLC
     DFI Holdings LLC (“DFI Holdings”) has no separate officers and is managed by its sole member, DD LLC.

Exhibit Index

Exhibit
Number	Description
99.1
Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of December 8, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 8, 2006).

99.2
Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners.

99.3
Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Duncan Family Interests, Inc. and DFI GP Holdings, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.4
Second Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among Enterprise GP Holdings L.P., as Borrower, the Lenders named therein, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank, and The Bank of Nova Scotia, Sun Trust Bank and Mizuho Corporate Bank, Ltd., as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc., as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.5
Pledge and Security Agreement (TEPPCO) between Enterprise GP Holdings L.P., as Pledgor and Citicorp North America, Inc., in its capacity as Administrative Agent, as Secured Party, dated as of May 1, 2007.

99.6	Joint Filing Agreement, dated May 17, 2007.